CONSENT OF OWEN GREENBERGER

The undersigned hereby consents to: (i) the disclosure of mineral resource estimates for the Northern Territory properties located in the country of Australia contained in the Management’s Discussion and Analysis for the years ended December 31, 2018 and 2017 (the “MD&A”) of Kirkland Lake Gold Ltd. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2018, and any amendments thereto (the “40-F”); and (ii) the use of my name in the MD&A and the 40-F.

Signed “Owen Greenberger”
Owen Greenberger, MAIG

Date: April 1, 2019